Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Ehfly Technology Limited	Hong Kong
EHang Intelligent Equipment (Guangzhou) Co., Ltd.	PRC
Xi’an EHang Tianyu Intelligent Technology Co., Ltd.	PRC

Consolidated Affiliated Entity	Place of Incorporation
Guangzhou EHang Intelligent Technology Co., Ltd.	PRC

Subsidiary of Consolidated Affiliated Entity	Place of Incorporation
Guangdong EHang Egret Media Technology Co., Ltd.	PRC